FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

As listed below, attached as Exhibit 101 to this Report on Form 6-K is certain information contained in this Report on Form 6-K of Teva Pharmaceutical Industries Limited relating to the three months and nine months ended September 30, 2009, formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibit No.	Description

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except per share data)

(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008		2009	2008
Net sales	$3,550	$2,842		$10,097	$8,237
Cost of sales	1,622	1,350		4,829	3,868

Gross profit	1,928	1,492		5,268	4,369
Research and development expenses	195	194		583	571
Selling and marketing expenses	671	492		1,924	1,344
General and administrative expenses	212	156		605	487
Acquisition of research and development in process	—	28		—	410
Legal settlements, impairment and restructuring expenses	97	—		163	—

Operating income	753	622		1,993	1,557
Financial expenses (income) – net	52	(57	)*	176	43	*

Income before income taxes	701	679		1,817	1,514
Provision for income taxes	49	47		172	207	*

	652	632		1,645	1,307
Share in losses of associated companies – net	2	**		21	**

Net income	650	632		1,624	1,307
Attributable to non-controlling interests	1	1		3	4

Net income attributable to Teva	$649	$631		$1,621	$1,303

Earnings per share:
Basic	$0.73	$0.81		$1.87	$1.67

Diluted	$0.72	$0.77		$1.81	$1.59

Weighted average number of shares (in millions):
Basic	884	782		867	779

Diluted	915	837		896	821

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement) as further described in note 10(a).
**	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30, 2009	December 31, 2008
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,598	$1,854
Short-term investments	180	53
Accounts receivable	4,689	4,653
Inventories	3,449	3,396
Prepaid expenses and other current assets	1,543	1,470

Total current assets	11,459	11,426
Long-term investments and receivables	484	425
Property, plant and equipment, net	3,861	3,699
Identifiable intangible assets, net	4,232	4,581
Goodwill	12,725	12,297
Other assets, deferred taxes and deferred charges	534	492	*

Total assets	$33,295	$32,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$1,476	$2,906
Sales reserves and allowances	2,733	2,708
Accounts payable	2,189	2,244
Other current liabilities	836	623

Total current liabilities	7,234	8,481
Long-term liabilities:
Deferred income taxes	1,591	1,723
Other taxes and long term payables	669	621
Employee related obligations	198	182
Senior notes and loans	3,470	3,654
Convertible senior debentures	832	1,821	*

Total long-term liabilities	6,760	8,001

Total liabilities	13,994	16,482

Shareholders’ equity:
Ordinary shares as of September 30, 2009 and December 31, 2008: authorized – 1,500 million shares; issued and outstanding 919 million shares and 889 million shares, respectively	49	48
Additional paid-in capital	12,739	11,673	*
Retained earnings	6,423	5,191	*
Accumulated other comprehensive income	977	390
Treasury shares – September 30, 2009 and December 31, 2008 – 38 million ordinary shares	(924)	(924)

Teva shareholders’ equity	19,264	16,378

Non-controlling interests	37	60

Total shareholders’ equity	19,301	16,438

Total liabilities and shareholders’ equity	$33,295	$32,920

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement) as further described in note 10(a).

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in millions)

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
Operating activities:
Net income	$1,624	$1,307 *
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	668	373 *
Deferred income taxes – net and uncertain tax positions	(131)	(130)*
Acquisition of research and development in process	—	410
Impairment of assets	39	104
Stock-based compensation	41	46
Decrease in working capital	175	91
Other items – net	—	61 *

Net cash provided by operating activities	2,416	2,262

Investing activities:
Purchase of property, plant and equipment	(507)	(500)
Acquisition of subsidiaries, net of cash acquired	—	(766)
Purchase of investments and other assets	(274)	(1,865)
Proceeds from realization of investments	148	2,760
Other items – net	(20)	90

Net cash used in investing activities	(653)	(281)

Financing activities:
Proceeds from exercise of options by employees	123	106
Excess tax benefit on options exercised	13	23
Proceeds from long-term loans and other long-term liabilities received	305	4
Discharge of long-term loans and other long-term liabilities	(206)	(138)
Repayment of bridge loan in connection with the acquisition of Barr	(1,750)	—
Net decrease in other short-term credit	(150)	(161)
Dividends paid	(387)	(298)
Redemption of convertible senior debentures	—	(141)

Net cash used in financing activities	(2,052)	(605)

Translation differences on cash balances of certain subsidiaries	33	(10)

Net increase (decrease) in cash and cash equivalents	(256)	1,366

Balance of cash and cash equivalents at beginning of period	1,854	1,488

Balance of cash and cash equivalents at end of period	$1,598	$2,854

Supplemental disclosure of non-cash financing activities:

During the nine months ended September 30, 2009, $887 million principal amount of convertible senior debentures were converted into approximately 25 million Teva shares.

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement) as further described in note 10(a), and reclassification of $50 million to deferred income taxes – net and uncertain tax positions from other items – net.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, with the modification required under a new accounting pronouncement (see Note 10a), as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission. The results of operations for the three months and nine months ended September 30, 2009 are not necessarily indicative of results that could be expected for the entire fiscal year.

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (Codification). The Codification became the single authoritative source for U.S. generally accepted accounting principles (GAAP) and changed the way in which the accounting literature is organized. As applicable to Teva, the Codification became effective commencing in the third quarter of 2009. The Codification does not change GAAP and does not have an effect on our financial position or results of operations.

NOTE 2 – Certain transactions:

a. Acquisition of Barr Pharmaceuticals, Inc.

On December 23, 2008, the Company completed the acquisition of Barr Pharmaceuticals, Inc. (“Barr”), a U.S.-based multinational generic pharmaceutical company with operations mainly in the United States and Europe, for approximately $4.6 billion in cash and 69 million shares. For accounting purposes, the transaction was valued at approximately $7.5 billion. In addition, Barr’s net debt as of the acquisition date was approximately $1.5 billion.

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. This allocation has not been finalized.

Restructuring provisions recorded were $379 million, mainly related to employee severance, termination of certain agreements and other exit costs, of which approximately $171 million has been paid through September 30, 2009.

Barr’s results of operations are included in Teva’s consolidated financial statements commencing January 1, 2009.

b. Lonza cooperation agreement

On January 20, 2009, Teva signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture, TL Biopharmaceuticals AG, commenced activities in May 2009. In connection with the formation of the joint venture, Teva was reimbursed for related R&D efforts it previously incurred. This reimbursement has been recorded as a reduction in research and development expenses.

Teva records its share of the joint venture under share in losses of associated companies.

NOTE 3 – Inventories:

Inventories consisted of the following:

	September 30, 2009	December 31, 2008
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$1,283	$966	*
Products in process	570	559
Finished products	1,527	1,841	*

	3,380	3,366
Materials in transit and payments on account	69	30

	$3,449	$3,396

* Reclassified

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

NOTE 4 – Convertible senior debentures:

During the nine months ended September 30, 2009, $887 million principal amount of convertible senior debentures were converted into approximately 25 million Teva shares. Of the $887 million principle amount, $391 million principal amount is related to Teva’s 0.5% convertible senior debentures due 2024 and $496 million principal amount is related to Teva’s 0.25% convertible senior debentures due 2024.

NOTE 5 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months and nine months ended September 30, 2009 and 2008, respectively, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures, using the if-converted method, by adding to net income attributable to Teva interest expense on these debentures, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon assumed conversion of these debentures; and (2) the exercise of options and restricted stock units granted under employee stock compensation plans, using the treasury stock method.

In computing diluted earnings per share for the nine months ended September 30, 2009 and for the nine months ended September 30, 2008, no account was taken of the potential dilution of the convertible senior debentures, amounting to 16 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

NOTE 6 – Revenue recognition:

Revenue is recognized when title to, and risk and reward for, a given product are transferred to the customer, with provisions for estimated chargebacks, returns, rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “sales reserves and allowances” under current liabilities. Provision for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following actual or anticipated decreases in the invoice or contract price of the related product. Where there is a historical experience to customer returns, Teva records a reserve for estimated sales returns by applying that experience to the amounts invoiced and the amount of returned products to be destroyed versus product that can be placed back in inventory for resale.

NOTE 7 – Comprehensive income (loss):

Comprehensive income (loss) is as follows:

	Three months ended September 30,		Nine months ended September 30,
	U.S. $ in millions
	2009	2008	2009	2008
Net income	$650	$632	$1,624	$1,307
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities, net of tax	4	(14)	(3)	(142)
Reclassification adjustment on available for sale securities, net of tax	(3)	22 *	(10)	104 *
Currency translation adjustment, net of tax	689	(869)	603	(133)

Total comprehensive income (loss)	1,340	(229)	2,214	1,136
Comprehensive income (loss) attributable to the non-controlling interests	(4)	2	(6)	2

Comprehensive income (loss) attributable to Teva	$1,336	$(227)	$2,208	$1,138

*	Represents mainly the unrealized loss on marketable securities valued using Level 3 inputs, which was considered other than temporary and charged to the statement of income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

NOTE 8 – Financial information by business segments:

Financial reports to Teva’s chief operating decision maker evolve over time as Teva’s business develops and following major acquisitions. Historically, Teva presented two reportable segments: Pharmaceutical and Active Pharmaceutical Ingredients (API). In 2009, following the acquisition of Barr at the end of 2008, Teva commenced certain organizational changes. Following the completion of these changes, the Company intends to re-evaluate its segment reporting in light of such changes. For purposes of this interim report, Teva has reported two operating segments as in the past.

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API	Total
	U.S. $ in millions
Three months ended September 30, 2009:
Net sales:
To unaffiliated customers	$3,414	$136	$3,550
Intersegment	—	190	190

Total net sales	$3,414	$326	$3,740

Operating income	$672	$110	$782

Depreciation and amortization	$222	$25	$247

Three months ended September 30, 2008:
Net sales:
To unaffiliated customers	$2,694	$148	$2,842
Intersegment	—	373	373

Total net sales	$2,694	$521	$3,215

Operating income	$407	$278	$685

Depreciation and amortization	$92	$27	$119

Nine months ended September 30, 2009:
Net sales:
To unaffiliated customers	$9,668	$429	$10,097
Intersegment	—	597	597

Total net sales	$9,668	$1,026	$10,694

Operating income	$1,697	$433	$2,130

Depreciation and amortization	$562	$86	$648

Nine months ended September 30, 2008:
Net sales:
To unaffiliated customers	$7,780	$457	$8,237
Intersegment	—	1,026	1,026

Total net sales	$7,780	$1,483	$9,263

Operating income*	$996	$714	$1,710

Depreciation and amortization	$279	$80	$359

*	Operating income for the nine months ended September 30, 2008 of the pharmaceutical segment included charges of $382 million and $28 million relating to the acquisition of research and development in process as part of the CoGenesys acquisition and the Bentley acquisition, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

b. The following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	U.S. $ in millions
	2009	2008	2009	2008
Total operating income:
Reportable segments	$782	$685	$2,130	$1,710
Amounts not allocated to segments:
Profits not yet realized	(10)	(29)	(72)	(58)
General and administration expenses	(19)	(34)	(65)	(95)
Financial income (expenses) – net	(52)	57	(176)	(43)

Consolidated income before income taxes	$701	$679	$1,817	$1,514

NOTE 9 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements.

In April 2009, the FASB issued additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. As applicable for Teva, this guidance became effective for interim and annual periods ending after June 15, 2009, and did not have a material impact on the Company’s consolidated financial statements.

In order to increase consistency and comparability in fair value measurements, the accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Financial items carried at fair value as of September 30, 2009 are classified in the table below in one of the three categories described above:

	September 30, 2009 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:

Money markets	$52	$—	$—	$52
Mainly cash deposits	1,546	—	—	1,546

Marketable securities**
Auction rate securities	—	—	65	65
Collateral debt obligations	12	*	*	12
Equity securities	77	—	—	77
Other	173	37	—	210
Derivatives – net***	—	70	—	70

Total	$1,860	$107	$65	$2,032

*	Represents an amount of less than $0.5 million.
**	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
***	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

September 30, 2009 U.S. $ in millions
Carrying value as of January 1, 2009	$98
Amount realized	(8)
Net change to fair value included in other comprehensive income	(25)

Carrying value as of September 30, 2009	$65

During the third quarter of 2009, the Company entered into three interest rate swap agreements with respect to its $493 million principal amount 5.55% senior notes due in 2016. The purpose of the transactions was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of six months LIBOR plus an average 1.98% on the $493 million principal amount, as compared to the original 5.55% fixed rate. The above transactions qualify for hedge accounting.

In April 2009, the FASB issued accounting pronouncements which require fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial statements. As applicable for Teva, these pronouncements are effective for interim and annual periods ending after June 15, 2009. The fair values and the carrying amounts of derivatives and senior convertible notes and debentures with an earliest date of redemption within 12 months are assets of $90 million and liabilities of $816 million at September 30, 2009. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates. The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

        The fair value of the financial instruments included in working capital and non-current receivables of the Company is usually identical or close to their carrying value. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the convertible senior notes, debentures and interest rate swap agreements included under long-term liabilities amounted to $2,577 million at September 30, 2009, based on quoted market values and prevailing market rates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. On June, 15, 2009, the Company adopted an accounting pronouncement which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

NOTE 10 – Recently adopted accounting pronouncements:

(a) - Accounting for convertible debt instruments that may be settled in cash upon conversion:

Effective January 1, 2009, the Company adopted an accounting pronouncement which was issued in May 2008, and requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. This requires bifurcation of a component of the debt, classification of that component in equity and accretion of the resulting discount on the debt to be recognized as part of interest expense in the consolidated statement of operations. This requires retroactive application to the terms of instruments as they existed for all periods presented. The adoption primarily affects the accounting for the Company’s 0.25% senior convertible debentures due 2026 and 1.75% senior convertible debentures due 2026.

The retroactive application of this pronouncement resulted in (i) an increase in the opening balance in 2009 of additional paid-in capital of $175 million and a decrease in retained earnings of $97 million (ii) an increase in financial expenses for the three months and nine months ended September 30, 2008 of $6 million and $21 million, respectively, (iii) a decrease in income taxes for the nine months ended September 30, 2008 of $1 million and (iv) a decrease in basic earnings per share and diluted earnings per share of $0.03 and $0.01, respectively, for the nine months ended September 30, 2008.

(b) - Derivative instruments and hedging activities:

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation.

The fair value of derivative instruments is comprised of:

1.	Asset derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under prepaid expenses and other current assets, and the fair value amounted to $13 million at December 31, 2008.

2.	Asset derivatives, comprising interest rate swap agreements, designated as hedging instruments. These are reported under long-term investments and receivables, and the fair value amounted to $15 million at September 30, 2009.

3.	Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments. These are reported under prepaid expenses and other current assets, and the fair value amounted to $90 million and $52 million at September 30, 2009 and December 31, 2008, respectively.

4.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under accounts payable, and the fair value amounted to $20 million and $126 million at September 30, 2009 and December 31, 2008, respectively.

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments. With respect to such derivatives, a loss of $27 million and a gain of $69 million were recognized under financial expenses (income) - net for the nine months ended September 30, 2009 and September 30, 2008, respectively, and a gain of $43 million and a loss of $100 million were recognized under financial expenses (income) - net for the three months ended September 30, 2009 and September 30, 2008, respectively. Such gains or losses offset the revaluation of the balance sheet items also booked under financial expenses (income) - net. The impact of derivatives designated as hedging instruments was not material.

(c) - Other recently adopted accounting pronouncements:

In November 2008, the FASB gave guidance for accounting for defensive intangible assets subsequent to their acquisition, including the estimated useful life that should be assigned to such assets. This is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB amended the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset. This standard is effective for fiscal years beginning after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In December 2007, the FASB provided revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but will be capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at the closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Teva, this statement became effective, on a prospective basis, as of January 1, 2009. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB established accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement became effective as of January 1, 2009. The adoption did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. As applicable to Teva, these standards became effective as of June 15, 2009. In accordance with these standards, the Company has evaluated subsequent events up to the filing date of these financial statements.

(d) - Recently issued accounting pronouncements:

In June 2009, the FASB updated accounting guidance relating to variable interest entities. As applicable to Teva, this will become effective as of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Teva is currently evaluating the impact that the adoption would have on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Teva is currently evaluating the impact that the adoption would have on its consolidated financial statements.

NOTE 11 – Legal settlements, impairment and restructuring:

Legal settlements, impairment and restructuring charges consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	U.S. $ in millions
	2009	2008	2009	2008
Legal settlements expenses	$13	$—	$55	$—
Impairment of assets	37	—	39	—
Restructuring charges in connection with the Barr acquisition	47	—	69	—

Total	$97	$—	$163	$—

NOTE 12 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

        From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Proceedings

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary IVAX also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and IVAX. On September 21, 2007, the Court of Appeals for the Federal Circuit (“Federal Circuit”) reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling its gabapentin products. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic versions of AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded in June 2006. Following the expiration of the patent in April 2007, the District Court issued a trial opinion in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. On August 20, 2008, the Federal Circuit affirmed the District Court’s decision. A separate litigation against Teva with respect to the launch of omeprazole capsules has been revived, but no trial date has been scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. In May 2007, the District Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. On May 18, 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Abbott has filed a petition for certiorari with the United States Supreme Court regarding the Federal Circuit’s opinion. No trial date has been scheduled. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. In June 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

        In June 2007, Novopharm, Teva’s Canadian subsidiary, commenced sales in Canada of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007, based on IMS sales.

In June 2007, the Federal Court of Canada denied Eli Lilly’s request for an application to prohibit the Minister of Health from issuing Novopharm’s final regulatory approval. Shortly after Novopharm’s launch, Lilly filed an action for patent infringement. The trial was completed on April 3, 2009, and on October 5, 2009, the patent at issue, which was otherwise set to expire on April 24, 2011, was held to be invalid. The time for appeal has not yet expired. Were Eli Lilly ultimately to be successful in overturning the decision at the Federal Court of Appeal, Novopharm could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In September 2007, Teva commenced sales of its 125 mg, 250 mg and 500 mg famciclovir tablets, which are the AB-rated generic versions of Novartis’ Famvir®. Famvir® had annual sales of approximately $200 million for the twelve months ended June 2007. In September 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. On June 9, 2008, the Federal Circuit denied Novartis’ appeal of the denial of the preliminary injunction. Trial is currently scheduled to begin on November 9, 2009. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. On May 14, 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. The patent at issue expires on January 19, 2011, including pediatric exclusivity. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products.

On July 11, 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. On November 3, 2008, Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint. The answers assert several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. On December 11, 2008, Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds. Those defendants are also seeking to dismiss Teva’s trade secret misappropriation claims, alleging that the Court has no jurisdiction over the trade secret claims.

On October 16, 2009, after learning that Mylan Laboratories, Inc. had filed an ANDA containing Paragraph IV certifications with the FDA for a generic version of Copaxone®, Teva filed a complaint against Mylan in the United States District Court for the Southern District of New York, alleging infringement of each of the seven Orange Book patents. No trial date has been scheduled.

In August 2008, Barr commenced sales of its 4 mg, 8 mg and 12 mg galantamine immediate release (IR) tablets. Galantamine IR tablets are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne®, which had annual sales of approximately $98 million for the twelve months ended September 2008, based on IMS data. Prior to launching the product, the United States District Court for the District of Delaware held that the one Orange Book method patent, which expired in December 2008, was invalid. On September 25, 2009, the Federal Circuit affirmed the District Court’s invalidity ruling. The time for further appeals has not yet expired. Were Ortho-McNeil and Janssen ultimately to be successful in their allegations of patent infringement, Barr could be required to pay damages relating to the sale of its galantamine IR tablets.

In October 2008, Barr commenced sales of its 8 mg, 16 mg and 24 mg galantamine extended release (ER) capsules. Galantamine ER capsules are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne ER®, which had annual sales of approximately $110 million for the twelve months ended September 2008, based on IMS data. The case involved two patents – a formulation patent and a method patent. The United States District Court for the District of New Jersey dismissed the allegations with respect to the formulation patent. The method patent was held invalid in the litigation involving galantamine IR, and that ruling was upheld on appeal. The time for further appeals has not yet expired. Were Ortho-McNeil and Janssen ultimately to be successful in their appeal of the method patent, Barr could be required to pay damages relating to the sale of its galantamine ER capsules.

        On August 11, 2009, Teva commenced sales of its 50mg/10ml and 100mg/20ml oxaliplatin injection products. Oxaliplatin injection 50mg/10ml and 100mg/20ml are the AB-rated generic versions of Eloxatin®, which had annual sales of approximately $1.4 billion for the twelve months ended June 2009, based on IMS data. Teva is in litigation with Sanofi-Aventis in the United States District Court for the District of New Jersey with respect to a patent that claims optically pure oxaliplatin, which is set to expire in 2013. In June 2009, the District Court granted Teva’s motion for summary judgment of non-infringement. On September 10, 2009, the Federal Circuit vacated the judgment of non-infringement and remanded the case back to the District Court for reconsideration. Sanofi has filed a motion for a preliminary injunction, and oral argument on that motion is scheduled for November 17, 2009. No trial date has been scheduled. Were Sanofi ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its oxaliplatin injection and be enjoined from selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Product Liability Matters

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,470 cases have been dismissed, leaving approximately 500 pending. To date, Barr and Duramed products have been identified in 488 of those cases. Additional dismissals are expected. Barr believes it has viable defenses to the allegations in the complaints and is defending the actions vigorously.

Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. In April 2007, the Superior Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. On July 14, 2009, the Massachusetts Appeals Court affirmed the granting of summary judgment in Teva’s favor. Rhodes/Napp’s time to appeal this decision has expired.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site. In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying these costs, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. While it is not feasible to predict the outcome of many of these proceedings, Teva believes that they should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations or liquidity and capital resources.

Competition, Pricing and Regulatory Matters

In April 2006, Teva and Barr were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva or Barr as a defendant.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers.

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement in July 2008, and a hearing for final approval is scheduled for February 2010. Sicor is also a defendant in an action brought under the federal False Claims Act, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 15 states: Alaska, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to the actions relating to their Medicaid programs, the states of South Carolina and Mississippi have brought actions in their state courts on behalf of their state health plans. Trials for certain Teva parties have been scheduled for January 2010 in the Texas action and June 2010 in the Hawaii action.

In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. The foregoing drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

        The Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) and the Civil Division of the Department of Justice (the “Civil Division”) initiated an investigation of allegations that IVAX Pharmaceuticals, Inc. (“IPI”) caused Omnicare, Inc. to file false or tainted claims for Medicare and/or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to Omnicare, Inc., to induce it to recommend, prescribe or purchase IPI’s products. IPI cooperated in the investigation. In April 2008, the U.S. Attorney advised IPI’s counsel that criminal charges would not be brought against IPI. The U.S. Attorney and the Civil Division, however, continued their investigation into potential violations of the False Claims Act. IPI and IVAX reached a settlement in principle with the U.S. Attorney and the Civil Division and, as part of the settlement, will enter into a corporate integrity agreement with the Department of Health and Human Services. A provision for the settlement amount has been included in the financial statements.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of Ciprofloxacin (Cipro) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the United States Court of

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Notes To Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. On October 15, 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for panel rehearing and rehearing en banc was denied on December 23, 2008 and the mandate issued on December 30, 2008. The plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied on June 22, 2009. Briefing in the direct purchaser plaintiffs’ appeal in the Second Circuit is complete, and oral argument was heard on April 28, 2009. All but three of the state cases have been dismissed. Following an earlier stay of the California case, the parties briefed summary judgment motions. The California court granted defendants’ summary judgment motions on August 21, 2009, and directed the entry of final judgment on September 24, 2009. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date. Barr believes that its agreement with Bayer is a valid settlement to a patent suit and cannot form the basis of an antitrust claim.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Eloxatin®, current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions and other business combinations, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2008, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended September 30, 2009 to Three Months Ended September 30, 2008

General

Highlights of the third quarter of 2009 included the following:

•

Teva’s net sales reached $3,550 million, an increase of 25% ($708 million) over the third quarter of 2008. Operating income for the quarter was $753 million, an increase of 21% over the comparable quarter of 2008;

•

An increase of 16% in U.S. generic pharmaceutical sales, attributable to the inclusion of Barr’s U.S. sales and the launches of Tri-Lo Sprintec (the generic version of Ortho Tri-Cyclen® Lo) and oxaliplatin;

•	Pharmaceutical sales in Europe reached $787 million, an increase of 15% over the comparable quarter 28% in local currency terms;

•	Record global in-market sales of Copaxone® of $776 million, an increase of 38% over the comparable quarter of 2008, driven by 20% unit growth and price increases;

•	An increase of 39% in Azilect® sales, compared to the third quarter of 2008;

•	Pharmaceutical sales in international markets reached $463 million, an increase of 17% over the third quarter of 2008 (33% in local currencies);

•	An increase of 37% in sales of global respiratory products and 66% in sales of respiratory products in the U.S. (mainly ProAir™) over the comparable quarter of 2008;

•	Cash flow from operating activities reached a record of $1,025 million, compared to $710 million in the third quarter of 2008;

•

An adverse effect on sales of approximately $160 million resulting from the appreciation of the U.S. dollar relative to the comparable quarter of 2008, which also affected other line items, including a negative impact in the amount of approximately $25 million on operating income; and

•

A decrease in total debt of $968 million, mainly due to full repayment of the bridge loans used to finance the acquisition of Barr and the conversion of $168 million of Teva’s convertible debentures due 2024 into equity, resulting in a financial leverage ratio of approximately 23%.

Financial Data

The following table sets forth certain financial data presented as a percentage of net sales for the periods indicated and the percentage change from the third quarter of last year.

	Percentage of Net Sales Three Months Ended September 30,		Period to Period Percentage Change
	2009	2008
	%	%	%
Net sales	100.0	100.0	25
Gross profit	54.3	52.5	29
Research and development expenses	5.5	6.8	1
Selling and marketing expenses	18.9	17.3	36
General and administrative expenses	6.0	5.5	36
Acquisition of research and development in process	—	1.0	(100)
Legal settlements, impairment and restructuring expenses	2.7	—	100
Operating income	21.2	21.9	21
Financial expenses (income)—net	1.5	(2.0)	(191)
Income before income taxes	19.7	23.9	3
Provision for income taxes	1.3	1.7	4
Share in losses of associated companies—net	0.1	*	100
Net income attributable to non-controlling interests	*	*	—
Net income attributable to Teva	18.3	22.2	3

*	Less than 0.05%.

Sales – General

Net sales for the three months ended September 30, 2009 reached $3,550 million, an increase of 25% over the comparable quarter of 2008. The growth in sales was attributable mainly to the inclusion of Barr sales, increased sales of Copaxone®, ProAirTM and sales of newly launched products in the U.S. as well as sales of existing generic products in the U.S.

Sales By Geographical Area

	U.S. Dollars in Millions Three Months Ended September 30,		Percent Change 2009 from 2008	% of 2009
	2009	2008
North America	$2,228	$1,680	33%	63%
Europe*	830	729	14%	23%
International	492	433	14%	14%

Total	$3,550	$2,842	25%	100%

*	All members of the European Union as well as Switzerland and Norway.

Sales By Business Segment

	U.S. Dollars in Millions Three Months Ended September 30,		Percent Change 2009 from 2008	% of 2009
	2009	2008
Pharmaceuticals	$3,414	$2,694	27%	96%
A.P.I. *	136	148	(8)%	4%

Total	$3,550	$2,842	25%	100%

*	Third-party sales only.

Pharmaceutical Sales

Pharmaceutical sales during the three months ended September 30, 2009 were $3,414 million, or 96% of net sales, an increase of 27% over the third quarter of 2008. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars in Millions Three Months Ended September 30,		Percent Change 2009 from 2008	% of 2009
	2009	2008

North America	$2,164	$1,614	34%	63%

Europe*	787	685	15%	23%

International	463	395	17%	14%

Total	$3,414	$2,694	27%	100%

*	All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the three months ended September 30, 2009 reached $2,164 million, an increase of 34% over the comparable quarter of 2008. This increase was a result of the following factors:

•

An increase of 16% in U.S. generic sales, attributable primarily to the inclusion of Barr’s U.S. sales. Also contributing were strong sales of newly launched products in the quarter (Tri-Lo Sprintec and oxaliplatin), which were offset by a decline in sales of other products due to the loss of exclusivity, such as lamotrigine, bupropion and risperidone;

•	An increase of 53% in U.S. in-market sales of Copaxone® to $540 million, due to price increases and volume growth; and

•	An increase of 66% in U.S. sales of respiratory products over the comparable quarter in 2008, primarily due to growth in sales of ProAirTM and growth in Qvar® market share.

Although there were sales of Tri-Lo Sprintec recorded during the quarter, Teva settled related litigation with Ortho-McNeil-Janssen in exchange for an undisclosed royalty payment and Teva’s agreement not to re-enter the market until December 31, 2015, or earlier in certain circumstances.

In the third quarter of 2009, Teva maintained a leading market share in the U.S. – with total prescriptions increasing by over 24 million to reach 626 million in the twelve months ended September 30, 2009, or 16.4% of total prescriptions for such period. In the same twelve-month period, Teva’s generic prescriptions increased by over 15 million to reach 597 million, or 22.5% of total generic prescriptions.

During the third quarter of 2009, Teva launched four new products in the U.S., which were generic versions of the following branded products: Ortho Tri-Cyclen® Lo, Casodex®, Eloxatin® and Depakote® ER. In addition, generic versions of the following 16 branded products were sold during the third quarter in the U.S. that were not sold in the comparable quarter of 2008 (listed in order of launch date): Duragesic® (fentanyl), Pulmicort® (budesonide), Zemuron® (rocuronium), Phenylephrine HCl (Teva label), Cardizem® (diltiazem), Hespan® (hetastarch-sodium chloride), Keppra® (levetiracetam), Risperdal® (risperidone solution), Imitrex® (sumatriptan succinate injection and tablet), Topamax® (topiramate tablet and capsule), Adderall XR® (mixed amphetamine salt ER), CellCept® (mycophenolate mofetil tablet and capsule) and Urso® (ursodiol).

Below are the abbreviated new drug application (“ANDA”) approvals Teva received from the FDA during the third quarter of 2009:

Product	Form	Approval Date	Brand Name	Annual Brand Sales ($ in millions)
Bicalutamide	Tablets	7/6/09	Casodex®	315
Galantamine HBr	Tablets	7/9/09	Razadyne®	66
Divalproex 500 mg	ER Tablets	8/3/09	Depakote ER®	764
Triamcinolone Acetonide, 0.055 mg/inhalation	Nasal Spray	8/3/09	Nasacort AQ®	300
Oxaliplatin 5mg/mL 10&20mL vial (505b2)	Injection	8/7/09	Eloxatin®	1,470
Aspirin/Dipyridamole	ER Capsules	8/14/09	Aggrenox®	384
Phentermine HCl, 37.5 mg	Capsules	8/31/09	Phentermine HCl	2
Nateglinide	Tablets	9/9/09	Nateglinide®	123
Temozolamide*	Capsules	9/11/09	Temozolamide®	366
Dorzolamide/Timolol	Ophthalmic Solution	9/28/09	Cosopt®	255

*	Tentative approval.

Teva expects that its sales in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of October 23, 2009, included 210 product applications awaiting final FDA approval, including 40 tentative approvals. The branded products covered by these applications had annual U.S. sales of over $113 billion. Of these applications, 136 were “Paragraph IV” applications challenging patents of the branded products. Teva believes it is the first to file on 83 of the 136 Paragraph IV applications, which relate to branded products having aggregate annual sales in the U.S. in excess of $54 billion. Teva takes into consideration a variety of legal and commercial factors in determining when to launch an approved product, which may affect the specific launch date.

On July 31, 2009, Teva and the FDA entered into a consent decree with respect to the operations of Teva Animal Health. As a result of the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished good inventory should be disposed. Such activities have resulted in a write off of approximately $49 million. Remediation is expected to continue into 2010. As of September 30, 2009 we had approximately $80 million of intangible assets and approximately $42 million of fixed assets, relating to acquired product rights of Teva’s Animal Health products line. Due to the inherent uncertainties relating to the future ability of Teva Animal Health to produce and sell its products, the impairment of the above assets is monitored periodically. Teva’s Animal Health sales for the third quarter of 2008 were approximately $23 million.

Europe

Teva’s pharmaceutical sales in Europe totaled $787 million, an increase of 15% over the third quarter of 2008. In local currency terms, sales increased by approximately 28%. Teva’s third-quarter European sales, compared to the third quarter of 2008, also reflect the following factors:

•	Strong sales of Copaxone® and Azilect®;

•	Strong generic sales in Germany, Poland, France, the U.K. and the Czech Republic mainly attributable to the integration of Barr’s Pliva subsidiary;

•	Sales growth in Spain and Portugal, mainly attributable to organic growth, as Teva became the third-largest generic pharmaceutical company in Spain in terms of sales;

•	Higher sales (in local currency terms) of respiratory products, mainly in the U.K. and France primarily due to Qvar® sales growth; and

•	Teva grew or maintained its market share in most of the main European markets, such as France, U.K. and the Netherlands, despite the challenging competitive environment.

As of September 30, 2009, Teva had received 880 generic drug approvals in Europe relating to 149 compounds in 313 formulations, including seven European Medicines Agency (EMEA) approvals valid in all EU member states. In addition, as of September 30, 2009, Teva had 3,058 marketing authorization applications pending approval in 30 European countries, relating to 242 compounds in 508 formulations, including 14 applications pending with the EMEA.

International

Teva’s International group, which includes countries other than the U.S., Canada, EU member states, Norway and Switzerland, had pharmaceutical sales of $463 million in the third quarter of 2009, an increase of 17% over the third quarter of 2008. This increase was due primarily to the inclusion of Barr’s sales in Russia and Croatia and strong sales in Israel and certain Latin American countries. In local currency terms, International sales grew by 33%.

Teva’s International group generated approximately 37% of its sales in Latin America, 28% in non-EU member states in the Central Eastern European region, 28% in Israel and 7% in other countries.

Global Branded Products

Copaxone®. During the third quarter of 2009, global in-market sales of Copaxone®, Teva’s leading innovative drug for the treatment of multiple sclerosis, reached a record of $776 million, an increase of 38% over the comparable quarter of 2008. U.S. in-market sales increased 53% to $540 million as a result of volume growth of approximately 20% and price increases earlier in 2009. Unit growth in several non-U.S. markets, including Germany, Italy, Russia and France, resulted in a 12% increase in in-market sales to $236 million. In local currency terms, in-market sales outside the U.S. grew by 23%.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the U.S., Canada, Israel, all EU countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina. Copaxone® continued to be the leading MS therapy worldwide and in the U.S. and Canada. Copaxone® reached a global market share of 30% (in value) and record U.S. market shares in terms of new and total prescriptions of 38.4% and 38.5%, respectively, according to September 2009 IMS data.

Azilect®. Azilect® (rasagiline tablets), Teva’s once-daily treatment for Parkinson’s disease, continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached $64 million compared to $46 million in the third quarter of 2008, an increase of 39%, attributable primarily to volume growth and to a lesser extent due to price increase in the U.S. as well as increased sales in Europe, mainly in the U.K., Spain and Italy. In local currency terms, in-market sales of Azilect® grew 45%. Azilect® is now available in 38 countries.

Respiratory. Teva’s global respiratory business recorded sales of $243 million in the third quarter of 2009, an increase of 37% compared to $177 million in the third quarter of 2008. Sales in the U.S. grew to $166 million, a 66% increase over the comparable quarter in the prior year, due to growth in ProAir™ and Qvar® unit sales as well as price increases. ProAir™ continued to maintain its leading market share of 56% in the short-acting beta agonist (SABA) category as the conversion to HFA has essentially been completed. Concurrently, Qvar® increased its market share in the U.S., and is now second in new prescriptions in the inhaled corticosteroid category.

Women’s Health. Teva’s women’s health business reached sales of $103 million, an increase of 10% from $94 million sold by Barr in the comparable quarter in 2008. These sales represent proprietary women’s health products only, and includes different products than the sales reported by Barr as its overall proprietary sales. The Company launched Plan B One-Step® (a one tablet version of Plan B® ) on July 29, 2009 and has ceased selling the original Plan B®. An AB-rated generic version of the original Plan B®, Next Choice® was launched in August 2009.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $136 million this quarter, a decrease of 8% from the third quarter of 2008. Teva’s vertical integration causes the majority of Teva’s API production to be used for internal needs.

Gross Profit

Gross profit margin was 54.3% in the third quarter of 2009, compared to 52.5% in the third quarter of 2008. The increase in gross margin was mainly due to higher contributions as a percentage of sales of innovative and branded products, including women’s health products, Copaxone®, ProAirTM, and Azilect®, partially offset by amortization of product rights acquired as part of the Barr acquisition.

Research and Development (R&D) Expenses

Net R&D spending for the quarter was $195 million (5.5% of net sales), the majority of which went to generic R&D. TL Biopharmaceuticals AG, Teva’s joint venture with Lonza Group Ltd., reimbursed Teva $8 million for certain R&D expenses. In addition, Barr’s pipeline has also enabled Teva to keep R&D expenses lower than originally anticipated. Teva continues to invest in R&D in accordance with its strategic plan to double generic R&D output from its 2007 level by 2012, as well as to expand R&D activity in biogenerics and its innovative and branded franchises. In connection with the Bentley acquisition in July 2008, Teva wrote off $28 million of research and development in process in the third quarter of 2008.

The results of the ADAGIO study, which appeared in an article written by the study’s principal investigators and published in the New England Journal of Medicine in September 2009, demonstrated that Parkinson’s disease patients receiving Azilect® 1mg/day at the start of the study (early-start group) experienced superior benefit over 18 months compared with those who started the same treatment nine months later (delayed-start group). The authors concluded that this finding was consistent with a possible disease-modifying effect for Azilect® 1mg/day. Teva expects to file a supplemental NDA with the FDA early 2010. The scope and timing of any modification to Azilect® label is subject to the FDA review and approval.

Selling and Marketing (S&M) Expenses

S&M expenses, which represented 18.9% of net sales, amounted to $671 million in the third quarter of 2009, as compared to 17.3% of net sales and $492 million in the third quarter of 2008. The increase is primarily due higher payments to sanofi-aventis in connection with higher Copaxone® sales, and the addition of Barr’s business.

General and Administrative (G&A) Expenses

G&A expenses were $212 million in the third quarter of 2009, which represents 6.0% of net sales, as compared to 5.5% of net sales and $156 million in the third quarter of 2008. The $56 million increase in G&A expenses is mainly due to litigation expenses.

Operating Income

Operating income reached $753 million in the third quarter of 2009, compared to $622 million in the third quarter of 2008. This operating income was achieved after taking into account $97 million of expenses relating to impairments, legal settlements and restructuring activities. As a percentage of net sales, operating margins were influenced significantly by the amortization of purchased intangible assets related to the acquisition of Barr, partially offset by a mix of more profitable products, continued Barr integration synergies and ongoing cost reduction efforts.

Financial Expenses (Income)

Net financial expenses for the third quarter of 2009 were $52 million, compared with net financial income of $57 million during the comparable quarter of 2008, Net financial income in 2008 included $100 million received in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities, partially offset by a write-down of $26 million in the carrying value of Teva’s portfolio of such securities. The increase in net financial expenses in 2009 is attributable to the increase in debt following the acquisition of Barr.

Tax Rate

The provision for taxes for the third quarter of 2009 amounted to $49 million on pre-tax income of $701 million, as compared with $47 million in the comparable quarter of 2008 on pre-tax income of $679 million. The estimated effective tax rate for the year is 10% as compared with 22% in 2008. The higher effective tax rate in 2008 was primarily due to in process R&D charges that are not tax-deductible but reduced Teva’s net income during the period.

Net Income and Share Count

Net income attributable to Teva for the quarter ended September 30, 2009 totaled $649 million, compared to net income attributable to Teva of $631 million in the third quarter of 2008. The increase in net income attributable to Teva is due to the factors affecting operating income noted above, and was achieved despite the increases in financial expenses and provision for taxes. Net income attributable to Teva as a percentage of sales was 18.3% in the third quarter of 2009, compared to 22.2% in the comparable quarter of 2008. Diluted earnings per share were $0.72 for the third quarter of 2009, compared to $0.77 for the third quarter of 2008.

Net income attributable to Teva, used for computing diluted earnings per share, is calculated after adding back interest expense on convertible senior debentures and issuance costs, net of tax benefits of $10 million and $12 million for the three months ended September 30, 2009 and September 2008, respectively.

For the third quarter of 2009, the share count for the diluted earnings per share calculation was 915 million, as compared to 837 million for the third quarter of 2008, primarily due to the shares issued in connection with the acquisition of Barr.

Comparison of Nine Months Ended September 30, 2009 to Nine Months Ended September 30, 2008

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2009 and September 30, 2008. Additional factors affecting the nine month comparisons are described below.

The following table sets forth certain financial data presented as a percentage of net sales and the percentage change for the periods indicated.

	Percentage of Net Sales Nine Months Ended September 30,		Period to Period Percentage Change
	2009	2008
	%	%	%
Net sales	100.0	100.0	23
Gross profit	52.2	53.0	21
Research and development expenses	5.8	6.9	2
Selling and marketing expenses	19.1	16.3	43
General and administrative expenses	6.0	5.9	24
Acquisition of research and development in process	—	5.0	(100)
Legal settlements, impairment and restructuring expenses	1.6	—	100
Operating income	19.7	18.9	28
Financial expenses—net	1.7	0.5	309
Income before income taxes	18.0	18.4	20
Provision for income taxes	1.7	2.5	(17)
Share in losses of associated companies—net	0.2	*	100
Net income attributable to non-controlling interests	*	*	—
Net income attributable to Teva	16.1	15.8	24

*	Less than 0.05%.

Sales – General

The following tables show the breakdown by geographic area and by business segment of net sales for the nine months ended September 30, 2009 and 2008.

Sales By Geographical Areas

	U.S. Dollars in Millions Nine Months Ended September 30,		Percent Change 2009 from 2008	% of 2009
	2009	2008
North America	$6,261	$4,686	34%	62%
Europe*	2,346	2,266	4%	23%
International	1,490	1,285	16%	15%

Total	$10,097	$8,237	23%	100%

*	All members of the European Union as well as Switzerland and Norway.

Sales By Business Segment

	U.S. Dollars in Millions Nine Months Ended September 30,		Percent Change 2009 from 2008	% of 2009
	2009	2008
Pharmaceuticals	$9,668	$7,780	24%	96%
A.P.I. *	429	457	(6)%	4%

Total	$10,097	$8,237	23%	100%

*	Third-party sales only.

Pharmaceutical Sales

Pharmaceutical sales during the nine months ended September 30, 2009 were $9,668 million, which reflected adverse exchange rate fluctuations of approximately $670 million. The following table shows the geographic breakdown of pharmaceutical sales during the nine months ended September 30, 2009 and 2008:

Pharmaceutical Sales

	U.S. Dollars in Millions Nine Months Ended September 30,		Percent Change 2009 from 2008	% of 2009
	2009	2008
North America	$6,077	$4,487	35%	63%
Europe*	2,211	2,114	5%	23%
International	1,380	1,179	17%	14%

Total	$9,668	$7,780	24%	100%

*	All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2009 reached $6,077 million, an increase of 35% over the comparable period of 2008. Sales growth in this period benefited from the inclusion of Barr’s sales, sales from newly launched products such as mixed amphetamine salts ER (generic version of AdderallXR®), Tri-Lo Sprintec and oxaliplatin, and increased sales of Copaxone®.

Europe

Teva’s pharmaceutical sales in Europe were $2,211 million in the first nine months of 2009, an increase of 5% over the first nine months of 2008. In local currency terms, sales increased by 24% over the comparable period of 2008.

International

Teva’s International group, which includes countries other than the U.S., Canada, EU member states, Norway and Switzerland, had pharmaceutical sales of $1,380 million in the first nine months of 2009, an increase of 17% over the comparable period of 2008. In local currency terms, sales increased by 34% over the comparable quarter of 2008.

Innovative and Specialty Products

Copaxone®. During the first nine months of 2009, global in-market sales of Copaxone®, Teva’s leading innovative drug, reached a record of $2,079 million, an increase of 25% over the comparable period of 2008. As of April 1, 2008, Teva assumed sole responsibility for the distribution of Copaxone® in the U.S. and Canada from Sanofi-Aventis and began recording the full in-market sales of Copaxone® in those countries.

Azilect®. Global in-market sales in the first nine months of 2009 reached $173 million compared to $125 million in the comparable period of 2008, an increase of 38%.

Respiratory. Teva’s global respiratory business recorded sales of $616 million in the first nine months of 2009, as compared to sales of $514 million during the comparable period of 2008, an increase of 20%.

Women’s Health. Teva’s women’s health business, which was part of the Barr acquisition, reached sales of $280 million, an increase of 16% from $241 million sold by Barr in the comparable period in 2008. The 2009 sales figure represents proprietary women’s health products only and includes different products than the sales reported by Barr as its overall proprietary sales.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties reached $429 million in the first nine months of 2009, a decrease of 6% from the comparable period of 2008.

Gross Profit

Gross profit margin was 52.2% in the first nine months of 2009, compared to 53.0% for the comparable period of 2008. The decrease is mainly due to the inventory step-up and amortization of intangible assets related to the Barr acquisition.

Research and Development (R&D) Expenses

Net R&D spending for the first nine months grew by 2% over the comparable period of 2008 and reached $583 million.

TL Biopharmaceuticals AG, Teva’s joint venture with Lonza Group Ltd., reimbursed Teva $46 million for certain R&D efforts incurred prior to the formation of the joint venture, which resulted in a decline in net R&D expenses despite growth in gross R&D expenses. Through this joint venture, which was announced in January 2009, Teva and Lonza will develop, manufacture and market a portfolio of biosimilars. The Teva share in the joint venture’s expenses – approximately $23 million – is reflected in the income statement under “Share in losses of associated companies.” Teva is continuing to increase its R&D spending in accordance with its strategic plan to double generic R&D output from its 2007 level by 2012 as well as expanding its R&D activity in biogenerics and in innovative and branded products.

In connection with the CoGenesys acquisition in February 2008 and the Bentley acquisition in July 2008, Teva wrote off $382 million and $28 million of in-process R&D, respectively, in the first nine months of 2008 as a result of higher royalty payments and the inclusion of Barr.

Selling and Marketing (S&M) Expenses

S&M expenses, which represented 19.1% of net sales, amounted to $1,924 million in the first nine months of 2009, as compared to 16.3% of net sales and $1,344 million in the comparable period of 2008.

General and Administrative (G&A) Expenses

G&A expenses were $605 million in the first nine months of 2009, essentially unchanged as a percentage of net sales (6.0%) from the comparable period of 2008.

Financial Expenses

Net financial expenses for the first nine months of 2009 were $176 million, compared with $43 million during the first nine months of 2008. The increase in financial expenses in 2009 is attributable to the financing of the Barr acquisition. Net financial expenses in 2008 included a write down of $96 million in the carrying value of Teva’s portfolio of auction rate securities as a result of what is considered to be an other than temporary reduction of the fair market value of these securities, which was offset by $100 million in income received in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities.

Tax Rate

The provision for taxes for the first nine months of 2009 amounted to $172 million, or 9% of pre-tax income of $1,817 million. The provision for taxes in the comparable period of 2008 was $207 million, or 14% of pre-tax income. The higher effective tax rate in 2008 was primarily due to in process R&D charges that are not tax-deductible but reduced Teva’s net income during the period.

Net Income

Net income attributable to Teva for the first nine months ended September 30, 2009 totaled $1,621 million, compared to $1,303 million in the comparable period of 2008. Diluted earnings per share reached $1.81 for the first nine months of 2009, compared to $1.59 for the comparable period of 2008. Net income attributable to Teva as a percentage of sales was 16.1% in the first nine months of 2009. Net income attributable to Teva, used for computing diluted earnings per share, is calculated after adding back interest expense on convertible senior debentures and issuance costs, net of tax benefits, of $33 million and $35 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period. The data is presented after excluding the following items, a presentation which we believe facilitates an understanding of the trends underlying our business.

In the three months ended September 30, 2009:

•	$146 million charge related to amortization of purchased intangible assets;

•	$47 million of restructuring charges;

•	$37 million charge related to impairment of assets;

•	$13 million of legal settlement expenses;

•	$1 million charge of inventory step-up related to the Barr acquisition;

and a corresponding tax effect of $87 million.

In the nine months ended September 30, 2009:

•	$351 million charge related to amortization of purchased intangible assets;

•	$297 million charge of inventory step-up related to the Barr acquisition;

•	$69 million of restructuring charges;

•	$55 million of legal settlement expenses;

•	$39 million charge related to impairment of assets;

and a corresponding tax effect of $250 million.

In the three months ended September 30, 2008:

•	$100 million of financial income in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities;

•	$45 million charge related to amortization of purchased intangible assets;

•	$28 million write-off of research and development in process and $5 million of inventory step-up in connection with the Bentley acquisition;

•	$26 million charge in connection with an additional other than temporary impairment of financial assets (primarily auction rate securities);

and a corresponding tax effect of $5 million.

In the nine months ended September 30, 2008:

•	$382 million charge related to a write-off of in-process R&D in connection with the CoGenesys acquisition;

•	$138 million charge related to amortization of purchased intangible assets;

•	$103 million charge in connection with an additional other than temporary impairment of financial assets (primarily auction rate securities);

•	$100 million of financial income in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities;

•	$28 million write-off of research and development in process and $5 million of inventory step-up in connection with the Bentley acquisition;

and a corresponding tax effect of $28 million.

The data so presented—after these exclusions—are the results used by management and our Board of Directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed “work plans” for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all-inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental Non-GAAP Income Data

	Three Months Ended September 30,		Percentage of Net Sales Three Months Ended September 30,		Percentage Change Comparison
	2009	2008	2009	2008	2009-2008
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	3,550	2,842	100.0	100.0	25
Gross profit	2,066	1,535	58.2	54.0	35
Operating income	997	700	28.1	24.6	42
Income before income taxes	945	683	26.6	24.0	38
Provision for income taxes	136	52	3.8	1.8	162
Net income attributable to Teva	806	630	22.7	22.2	28
Diluted earnings per share	0.89	0.77			16
Weighted average number of shares	915	837

	Nine Months Ended September 30,		Percentage of Net Sales Nine Months Ended September 30,		Percentage Change Comparison
	2009	2008	2009	2008	2009-2008
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	10,097	8,237	100.0	100.0	23
Gross profit	5,891	4,491	58.3	54.5	31
Operating income	2,804	2,110	27.8	25.6	33
Income before income taxes	2,628	2,070	26.0	25.1	27
Provision for income taxes	422	235	4.2	2.9	80
Net income attributable to Teva	2,182	1,831	21.6	22.2	19
Diluted earnings per share	2.43	2.23			9
Weighted average number of shares	912	837

For the nine months ended September 30, 2009 and 2008, the difference between the reported and the Non-GAAP diluted weighted average number of shares represents a potential dilution of convertible senior debentures, that had an anti-dilutive effect on the reported earnings per share while dilutive on the Non-GAAP basis.

Reconciliation between Reported Net Income Attributable to Teva and Earnings per Share to Non-GAAP Net Income Attributable to Teva and Earnings per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	U.S. dollars in millions (except per share amounts)
Reported net income attributable to Teva	649	631	1,621	1,303
Acquisition of research and development in-process	—	28	—	410
Inventory step-up charges	1	5	297	5
Impairment of financial assets	—	26	—	103
Legal settlements, impairment and restructuring expenses	97	—	163	—
Settlement with an institution	—	(100)	—	(100)
Amortization of purchased intangible assets	146	45	351	138
Related tax effect	(87)	(5)	(250)	(28)
Non-GAAP net income attributable to Teva	806	630	2,182	1,831
Diluted earnings per share:
Reported ($)	0.72	0.77	1.81	1.59
Non-GAAP ($)	0.89	0.77	2.43	2.23
Add back for diluted earnings per share calculation:
Reported ($)	10	12	1	5
Non-GAAP ($)	10	12	33	35

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to the Consolidated Financial Statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008 for a summary of all significant accounting policies.

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (Codification). The Codification became the single authoritative source for U.S. generally accepted accounting principles (GAAP) and changed the way in which the accounting literature is organized. As applicable to Teva, the Codification became effective commencing in the third quarter of 2009. The Codification does not change GAAP and does not have an effect on our financial position or results of operations.

Recently Adopted Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

Recently Issued Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the euro, new Israeli shekel (NIS), Canadian dollar, British pound sterling, Russian ruble and Hungarian forint – affect Teva’s results. During the third quarter of 2009, the euro depreciated by 5% against the U.S. dollar relative to the comparable quarter last year (average compared with average). In addition, the forint depreciated by approximately 21%, the pound by 13%, the NIS by 10%, the Canadian dollar by 6% and the ruble by 29% between the third quarter of 2008 and the third quarter of 2009.

Exchange rate movements adversely affected Teva’s sales by approximately 6% ($160 million) during the third quarter of 2009 as compared to the third quarter of 2008, with a negative effect of approximately $25 million on operating income, due to an offsetting decrease in the U.S. dollar cost of expenses incurred in local currencies.

The inflation rate in Venezuela, which has increased substantially over the past few years, is approaching hyperinflation (100% over a three-year period). The exchange rate between the U.S. dollar and the Venezuela bolivar has been fixed by the Venezuelan authorities over the last few years. The Venezuelan authorities also imposed monetary restrictions on the distribution of foreign currencies from Venezuela. A potential devaluation of the local currency versus the U.S. dollar may have an adverse effect on Teva’s financial position and the results of our Venezuelan operations.

Liquidity and Capital Resources

Total assets amounted to $33.3 billion at September 30, 2009 compared to $32.3 billion at June 30, 2009. Although the U.S. dollar increased relative to other currencies when comparing the third quarter of 2009 to the third quarter of 2008 for income statement purposes, the dollar declined in value relative to other currencies during the course of the third quarter of 2009. The strengthening of most currencies versus the U.S. dollar during the third quarter of 2009 resulted in an increase in many of the balance sheet items.

Teva’s working capital balances, which include accounts receivable, inventories and other current assets net of SR&A, accounts payable and other current liabilities, amounted to $3.92 billion as compared with $4.02 billion at June 30, 2009. The decrease, which was partially offset by currency translation effects, contributed to our strong cash flow.

Inventory balances amounted to $3.45 billion, a slight decrease of $47 million during the quarter. The ratio of inventory days at September 30, 2009 increased to 195 compared to 188 at June 30, 2009 and similar to the ratio at September 30, 2008. The lower rate of inventory days at June 30, 2009, was affected by inventory step-up charges.

Accounts receivables, net of sales reserves and allowances (“SR&A”), increased by $40 million during the quarter to $1.96 billion, primarily due to the strengthening of most currencies against the U.S. dollar. Days sales outstanding (receivables), net of SR&A, increased from 47 days at June 30, 2009 to 50 days at September 30, 2009. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability, Teva has used a net figure for the calculation in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves.

Investment in property, plant and equipment in the third quarter of 2009 was $196 million, compared to $178 million in the comparable quarter last year and $681 million for all of 2008. Depreciation amounted to $107 million in the third quarter of 2009, as compared to $81 million in the comparable quarter of 2008. The increase reflects the higher cost basis being depreciated, due to the inclusion of Barr’s assets.

Total debt decreased by $968 million during the third quarter of 2009. Debt repayment of approximately $800 million included repayment of $630 million of the bridge loan facilities used for funding the acquisition of Barr. Debt was also decreased due to the conversion of $168 million of Teva’s convertible senior debentures due 2024, which reduced both short-term and long-term debt. As a result, Teva’s financial leverage ratio decreased from approximately 27% at June 30, 2009 to approximately 23% at September 30, 2009. Such financial leverage is even lower than the financial leverage of 24% we had in September 30, 2008, prior to the Barr acquisition.

During the third quarter of 2009 Teva entered into several interest rate swap agreements in an aggregate amount of $493 million. Under the terms of these agreements, Teva will receive a fixed rate of 5.55% per annum and will instead pay a floating rate of six months LIBOR plus an average 1.98%. The term of the swap agreements is until February 2016.

Teva shareholders’ equity was $19.3 billion at September 30, 2009. The increase of $1,449 million from June 30, 2009 resulted primarily from a $689 million translation gain as a result of the strengthening of most of the major currencies relative to the U.S. dollar, net income attributable to Teva from the quarter of $649 million and the conversion of approximately $168 million of convertible debt, partially offset by dividend payments.

For purposes of calculating Teva’s market capitalization at September 30, 2009, Teva uses approximately 886 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus exchangeable shares issuable in connection with the acquisition of Novopharm Ltd.

Cash flow generated from operating activities during the third quarter of 2009 was $1,025 million, compared to $710 million in the third quarter of 2008. The increase in cash flow resulted from a combination of higher net income and a reduction in working capital.

Teva’s principal sources of short-term liquidity are its existing cash investments and liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies,” Note 12 to the consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: November 3, 2009	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Chief Financial Officer